

THE ARTS-AND-ENTERTAINMENT INNOVATIONS OF **STANLEY E. HUBBARD**

FEBRUARY 2007

TwinCities BUSINESS

THE Journey of GENE SIT

MONEY MANAGER, PHILANTHROPIST, AMERICAN PATRIOT

The Journey of Gene Sit, Leading Money Manager and Outspoken Patriot

He's taken Sit Investment Associates from $1 million to $6.6 billion under management. And through a family history of war, revolution, and immigration, he says, "We have confirmed what is possible in America."

There is plenty of drama in Eugene Sit's personal history: his kidnapping as a child in China; his mother's five-year imprisonment as a capitalist when Mao Zedong's revolution carried the day in 1949; family fortunes earned, lost, and earned again. Sit knows that magazine writers salivate over such stories, but that isn't what he wants to talk about just now.

As he bursts into a conference room belonging to his firm, Sit Investment Associates, Inc., on the 33rd floor of the IDS Center in Minneapolis, 68-year-old Sit is crackling with 28-year-old energy about something else. What he wants to discuss is neither his family's saga nor his company, founded on a shoestring 25 years ago and now Minnesota's 10th-largest asset management firm, with $6.6 billion under management. Before he even settles into a chair, he wants to plug the Minnesotans' Military Appreciation Fund.

Sit is a cofounder and driving force behind the fund, a nonprofit entity launched in 2005 to give cash grants to all Minnesotans who have served in a combat zone since September 11, 2001, and to the families of those killed in action. The fund takes no political position on the wisdom or conduct of the war in Iraq. It simply gives money to service people as a way to say thanks. According to another cofounder and board member Skip Krawczyk, CEO of Transport Distribution Services, Inc., in Shoreview, Sit not only organized the effort but contributed the first $1 million.

In terms of lip service, American military personnel now serving abroad may be the most supported soldiers in the history of human warfare, with "We support the troops" a universal refrain chanted from every point on the political spectrum. The Minnesotans' Military Appreciation Fund was born, essentially, because Gene Sit was unwilling to settle for lip service. His son Roger attended the U.S. Air Force Academy and spent six years serving as an officer, in part because "we felt

BY **JACK GORDON** PHOTOGRAPHY BY **JOHN MOWERS**



GENE SIT AT A GLANCE

AGE: 68

HOME: Braemar Hills in Edina and a second home near Palm Desert, California. Sit plans to get a downtown Minneapolis apartment, too, for days "when I'm working late and Gail is in California."

FAMILY:
- Wife Gail
- Son Ron, 47, works in equity investments and consumer-industry analysis for Sit Investment Associates (SIA)
- Daughter Debbie, 46, SIA municipal bond funds
- Son Roger, 45, SIA president
- Son Ray, 40, follows emerging markets in Asia from SIA's New York office
- Son Rob, 37, invests in technology stocks for SIA
- Son Richard, 37, is an engineer for IBM in Rochester

PHILANTHROPY: "I'm an internationalist," Sit says. One of many places he's contributed time is on an advisory board for international programs at the Carlson School of Management, including the MBA program in China. "We bring China to Minnesota, we bring China to America—understanding, knowledge, connection, which all works to the benefit of the world." Regarding financial gifts from his family's foundation, he says, "We don't want the publicity, we're just going to keep doing our thing." Priorities are food shelves and homeless shelters, then education, then cultural experiences.

PASTIMES: "Tennis, golf, a little bit of jogging. And I'm a reading addict. I read tons and tons of information and tried to be informed on everything in the world . . . . I read six newspapers a day!"

—*Denise Logeland*

strongly that every middle-class family should have someone serve in the military," Sit says.

The fund is much on his mind this late-September afternoon because he has been wrestling with the Minnesota Twins over a fundraising event scheduled for the next day. Sit and other organizers wanted a wounded soldier to throw the first pitch at the regular season's penultimate home game against the Chicago White Sox. "We had trouble working with a PR person for the Twins," Sit says. "I said, 'Let's try again.'" He called an assistant to Twins owner Carl Pohlad, who called team President Dave St. Peter, "and we got it done."

The point of that particular anecdote is the "let's try again" part, which Sit offers as a minor illustration of the key to his family's achievements and his own. He was born in Guangzhou (Canton), China, though his father was an American by birth and his family's history in the United States dates to the 1850s.

"For three generations, over a 150-year time span, we have confirmed what is possible in America," Sit says. "My grandparents did it, my dad did it, and I did it. Our philosophy is that you never do anything half-heartedly, and you never take no for an answer."

Potential as a Gangster?

In the 1850s, Sit's grandparents immigrated to the United States, where they worked for years as railroad laborers and were paid a dollar a week. Sit's father was born in California in 1872, one of half a dozen siblings.

Once the railroad track was laid, Asian immigrants became unwelcome in this country, and in the wake of the Chinese Exclusion Act of 1882 (Sit mentions it with no apparent bitterness, as a simple historical fact), his grandparents took their children back to China. Having saved their money, they moved out of the labor class and became property owners, buying small plots of land in the Pearl River Delta region near Guangzhou.

"But my father, my aunts and uncles had that great right of being Americans by birth," Sit says. Several of them returned to the United States, including his father, who went back in the 1890s and settled in St. Louis as a successful restaurateur and importer-exporter. He and his siblings sent money home, and the family's Guangzhou holdings continued to grow.

Sit's father returned to China in the 1930s and, at the age of 62, was married a second time, to Sit's mother. By that time, Sit says, "we were among the largest landowners in southern China. On the Pearl River Delta, 50 acres would have made you a substantial landowner. We owned tens of thousands of acres."

In 1938, a few months before Sit was born, his father fled to the United States to escape the invading Japanese army. Sit's mother and an uncle stayed in China to look after the family holdings. World War II ensued.

China in the postwar turmoil of 1946 was "a lawless society, with great disparities of wealth," Sit recalls. Then seven, he was kidnapped. "Gangsters came into the Sit family compound. My uncle had a shooting match with them, but he ran out of ammunition. So they took him, my brother, a sister-in-law, and me."

The family members were held for nine months until ransom was paid, the demand being for "something like $10 million in today's U.S. dollars." At one point, Sit says, the kidnappers "offered to cut the ransom by 50 percent if they could keep me, because they thought I had potential."

Potential as a gangster? The thought delights him. "I've lived a very interesting life," he smiles.

Sit, who spoke not a word of English, was sent to the United States in 1948 to join his father and "assimilate." A year later, his mother was imprisoned by China's new Maoist regime. He would not see her again for 30 years. The family fortune built by his parents and grandparents was wiped out.

There is more to the story, including its unexpected echoes in his career. Three decades later, when Sit headed the institutional money management effort for IDS Advisory, one of his clients was the Southern Pacific Railroad. "I was in a meeting with their board, and the chairman said, 'Gene, you've done a good job for us, but we have just one complaint: Your fees are too high.' I said, 'I hate to tell you, but my grandfather worked for your predecessor company, and he was paid a dollar a week. I'm trying to make up the difference.'"

Sit quickly adds a postscript: "After I started my own firm, they became a client of ours again."

The Computer Made an Error

Sit did his American assimilating in several places as a boy. Due to his father's failing health, he soon left St. Louis to live with an older half-sister in Chicago, then with a half-brother who owned a small-town grocery store in Arkansas. He moved back to St. Louis shortly before his father died, then returned to Chicago.

"To this day, other than the Twins, I'm a Cardinals fan," he says. "I used to play hooky from school and go see them at the park in St. Louis." He also remembers taking the elevated train in Chicago to Wrigley Field. "But you can't be a Cubs fan," he laughs. "It's too hard being a Cubs fan."

Sit majored in accounting at DePaul University in Chicago, working in an aunt's restaurant to pay his way. He and his wife, Gail, were married in 1958, during his junior year at DePaul, after discovering that they had attended the same private school as children in Guangzhou.

"She had money, that's why I married her," Sit says, in the manner of telling a favorite joke. "She had $300. That paid my tuition for one semester. I thought she had a lot of money because she worked in a bank. But it turned out she was just an accountant."

After graduating in 1960, he went to work for Commonwealth Edison (now part of Exelon Corporation) in Chicago, and soon distinguished himself in an incident he calls "a break for which I am very grateful." His job, working under the budget director, was to make monthly earnings forecasts, which later would be compared with actual earnings before the actual figures were made public.

"One month, the actual number was at wide variance to my estimate. [Executives said,] 'How can we be so far off?' I said, 'There's nothing wrong with my estimate, there's something wrong with the actual numbers.'" Against his recommendation, the actuals were released. "I spent nights and weekends tracking every entry [that went into the actual numbers]," he says. "I discovered that the computer had made an error." His forecast had been right; the actuals were wrong.

That brought him to management's attention, and by 1962 he was working in Commonwealth Edison's corporate finance and investment group. As an investment manager, he proved so good that IDS (now Ameriprise Financial) recruited him in 1968 to "shake the place up."

At the same time, and for the same reason, IDS brought in Al Harrison, now a longtime friend and associate of Sit's. Both were hired as "go-go money managers," Harrison says, to bring a more aggressive approach to the company's conservative investment business.

"The first thing that struck you about Gene then is the same thing that strikes you now: the intensity of his involvement in everything he puts his mind to," says Harrison, currently board chairman for the Minneapolis Institute of Arts, where Sit, in one of his numerous philanthropic endeavors, has endowed three galleries. That intensity applies to Sit's business, his personal relationships, and his philanthropy, Harrison says: "I can't conceive of him sitting down to relax for an hour or two. He makes sure that every moment of the day is used to some purpose."

At any rate, in 1968, knowing "practically nothing" about Minneapolis, Eugene and Gail Sit packed four of what eventually would be six children into a car and drove northwest from Chicago to settle in Edina. "It took two days to get here," he remembers. "This was before the interstates."

Looking for the Next Wal-Mart

In his first years at IDS, Sit says, "I basically headed growth mutual funds." In 1976, he took over the institutional money-management division. He later moved the firm into international investing and ran its trust business, winding up as one of five senior vice presidents.

"From 1976 to 1981, when I ran the institutional operation, we built it from $500 million to $3 billion, took it from 14 clients to 64, and achieved one of the best records in the country," he says. So when he decided to start his own firm in 1981, "I said, 'I think I know what I'm doing.'"

He wanted to specialize in growth investing—"to go out and find the next Intel or Wal-Mart." He calculated that a $1.5 million stake would allow him to operate for three years, provided he took an 85-percent pay cut from his IDS salary level. "I said if I didn't succeed in three years, I'd come back and work for somebody else as an analyst or a portfolio manager."

With $1 million of his own money and the rest from a handful of friends, he launched Sit Investment Associates. The firm had a staff of eight and two fledgling mutual funds. To start one of them, he recalls, "we raised $1 million from 25 investors." It came from friends, including a member of the Dayton family, members of his own extended family, and his kids' college money. "I went from managing billions for IDS to managing a $1 million mutual fund," Sit says.

But thanks to what Harrison calls the intensity of the personal relationships Sit built while at IDS, Sit did not launch his business as just any small-time money manager. In late 1981, he was invited to a group meeting of small Twin Cities investment firms in connection with a public-equity offering by Wal-Mart. IDS, due to its size, would get a private meeting with founder Sam Walton. Then a couple of big banks would have their private meetings. Then, in some leftover time one afternoon, "the rest of us would get a group meeting," Sit recalls. Having left IDS, he thought, "Well, I'm no longer king of the hill. Okay."

A week beforehand, however, Sit got a phone call from Walton. "He said, 'Gene, I'm coming to town, I'd like to come and see you.' I said, 'Sam, I left IDS, I can no longer buy millions of shares. I'll see you at the group meeting you're going to have.' He said, 'You can come to that, too. But I want to come to your office to say hello and wish you well.'

"That's class," Sit concludes. "I've met some of the most wonderful people in the world."

Sit Investment Associates prospered, adding a fixed-income division in 1984, an international division in 1989, and additional products in the '90s. Today, it has nearly 80 employees, including more than 30 investment professionals, and clients that include modest mutual-fund investors, wealthy individuals, public and private pension plans, endowments, and companies such as General Mills and ConAgra.

Where Sit Is Investing

Gene Sit's "favorite company" (in late 2006) is oilfield-services firm Schlumberger Ltd. (NYSE: SLB). Another pick in the energy field is XTO Energy (NYSE: XTO). In biotech, he favors Amgen (Nasdaq: AMGN) and a Swiss company, Synthes (VRX: SYST), that makes bio-implants for spinal repairs.

—J. G.

Sit's Character Is His Firm's

"Nothing is official in Chinese unless you put your chop to it," Gene Sit says. But the tradition of putting one's mark on things to seal the deal isn't the only reason why the character representing Sit's family name became his firm's logo.

"We started the firm in July and August 1981. The kids were in elementary school to high school and so on. And we couldn't afford a design firm to develop a logo for us," he recalls. "So our kids were going through *BusinessWeek* and *Forbes*, and I said, 'Anyone who can give me an idea for a logo, $100 if you can come up with an idea.'

"So the kids came with everything that they found in the media, and I said, 'Oh no, I think there's nothing better than maybe use the family chop, because this is a very personalized business, personalized commitment—integrity, commitment, and in terms of performance.'

"So we said, 'Let's use the family chop as our logo.' Besides, I saved $100!" —*D.L.*

The firm's total assets under management peaked at $10 billion in 2000. Then came the dot-com bust, the 9/11 terrorist attacks, and other factors that produced what Sit calls "a tough environment for growth stocks." That accounts for most, but not all, of the drop to $6.6 billion in managed assets today, he says. Client woes also contributed. For instance, United Airlines and USAir, both major clients, went bankrupt, and the pension funds that Sit's firm handled for them were turned over to the federal government's Pension Benefit Guarantee Corporation.

In response, the firm has beefed up the fixed-income side of its business. Though total assets under management are about where they were in 1999, Sit says, "seven years ago, equity was 90 percent of our business and fixed-income 10 percent. Today, it's more like equity one-third, fixed-income two thirds."

But "we're still basically growth investors," he explains. "Growth has been out of favor for the last five or six years, and we have had setbacks. But growth will come back."

He is careful to distinguish a growth investor from a trader. "I don't trade," he says. "I like to hold stock for five years. Sometimes I get fired for it." But he recalls a private banquet in the late 1980s at which fabled investor Warren Buffett said, "If you can make five or six great investment decisions in your lifetime, you'll be rich." Buffett did it with companies like GEICO, Gillette, and Coca-Cola, Sit says. "And in my personal account, over 25 years, I have had half a dozen companies in which I invested less than $100,000, where the valuation exceeds $5 million today." One of those holdings, Cisco Systems, now worth $7 million, he bought for $35,000.

"We Should Annex Canada"

Ever the optimist, Sit sees better times ahead for growth investments around the world. "The United States could be an attractive place," he says. "Domestically, I think the [U.S. investment picture] will get better. Why? Because damn it, it can't get any worse. Partisanship dictates everything right now . . . . But over the next three to five years, I think we'll find a way to extricate ourselves from Iraq . . . and face up to our fiscal issues, trade issues, social issues, the need for a sound energy policy—all of those things."

He is bullish on the Pacific Basin. And he's especially fond of Canada: "I told a friend that we should annex Canada. They've got no fiscal deficit, they run a trade surplus, they've got more energy resources than Saudi Arabia, and there's a limit to their [government] spending on health care."

At 68, Sit isn't ready to retire from his role as Sit Investment Associates' chairman and CEO. "I have a passion for this business," he says. "I'm energetic and my mind is still good." Planning for succession is another story.

Five of his six children work for the firm. The heir apparent is President and Deputy Chief Investment Officer Roger Sit, 45, Air Force Academy graduate, holder of two master's degrees, including a Harvard MBA, and former vice president and senior equity research analyst at Goldman Sachs & Company in New York.

That sterling résumé is not particularly outstanding by his siblings' standards. All six kids got straight A's in the Edina school system. The five boys all were Eagle Scouts. All six children have MBAs. And the lone son who works outside the family business has a Ph.D. from Georgia Tech. "You could say that the work ethic was pretty ingrained into us," says Roger Sit, dryly.

Speaking of family, what of Gene Sit's mother, whom we left in a Chinese prison? Released after five years (if "released" is the right term), she was assigned by the Maoist regime to work as a street cleaner. In January 1979, while at IDS, Sit was part of a group of investment managers who were planning a tour of Asia. A month before they departed, President Jimmy Carter announced the normalizing of U.S. relations with China. That presented a new possibility, and Sit urged the tour coordinator to shuffle the itinerary accordingly. "[The coordinator] said, 'If we can get you a visa, would you go?' I said, 'Damn right, I would go.'"

Sit met his mother at his sister's house in Guangzhou. In 1981, the same year he founded Sit Investment Associates, he brought her to the United States, where she lived the last 24 years of an interesting life. TCB

Jack Gordon is a senior writer for Twin Cities Business.